Exhibit 99.1

NQ Mobile Provides Update on Filing of Form 20F

DALLAS and BEIJING, May 15, 2014 — NQ Mobile (NYSE: NQ), a leading global provider of mobile Internet services, today provided an update on filing of its annual report on Form 20-F.

The Company continues to work to file its annual report for the year ended December 31, 2013 as soon as possible. As previously disclosed by the Company in a press release dated April 30, 2014 and in its Form 12b-25 filed with the Securities and Exchange Commission, the Company is unable to file on time its annual report on Form 20-F because it needs additional time to complete it.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

INVESTOR RELATIONS:

NQ Mobile Inc.

+852 3975 2853

+1 469 310 5281

investors@nq.com

MEDIA CONTACTS:

Sherry Smith

MWW for NQ Mobile

+1-646-797-3139,

ssmith@mww.com

Kim Titus

NQ Mobile

+1-972-841-0506

kim.titus@nq.com